December 6, 2000


Maria Gabriela Bianchini, Esq.
Division of Corporation Finance
Mail Stop 4-6
Securities and Exchange Commission
Washington, D.C. 20549

Re: Moore Solutions, Inc.
Form S-4; File No. 333-32610

Dear Ms. Bianchini:

Moore Solutions, Inc. (the "Registrant") hereby withdraws its Registration Statement on Form S-4 (File No. 333-32601) initially filed with the Commission on March 24, 2000. The Board approved the withdrawal on November 9, 2000. The Registrant hereby confirms that none of the securities offered by means of the Registration Statement have been sold.



Sincerely,

/s/ Robert C. Hackney

Robert C. Hackney
on behalf of Moore Solutions, Inc.